UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ChromaDex Corporation

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Li Ka Shing (Global) Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,467,778 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,467,778 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,778 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.61% (2)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents the sum of (i) 3,088,433 shares of common stock of the Issuer owned directly by Winsave Resources Limited (“Winsave Resources”), and (ii) 379,345 shares of common stock of the Issuer owned directly by Radiant Treasure Limited (“Radiant Treasure”).

(2)

The percent of class was calculated based on 61,787,728 shares of common stock of the Issuer (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 4, 2020).

CUSIP No. 171077407	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Winsave Resources Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,088,433 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,088,433 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,433 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.00% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents the sum of 3,088,433 shares of common stock of the Issuer owned directly by Winsave Resources.
(2)

The percent of class was calculated based on 61,787,728 shares of common stock of the Issuer (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 4, 2020).

CUSIP No. 171077407	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Radiant Treasure Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 379,345 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 379,345 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,345 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.61% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents the sum of 379,345 shares of common stock of the Issuer owned directly by Radiant Treasure.
(2)

The percent of class was calculated based on 61,787,728 shares of common stock of the Issuer (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 4, 2020).

CUSIP No. 171077407	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	Issuer

(a)	Name of Issuer:

ChromaDex Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

10900 Wilshire Blvd., Suite 600

Los Angeles, California 90024

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Li Ka Shing (Global) Foundation, a Cayman Islands company limited by guarantee;
(ii)	Winsave Resources Limited, a British Virgin Islands company with limited liability; and
(iii)	Radiant Treasure Limited, a British Virgin Islands company with limited liability.

The address of the principal business office of each of the reporting persons is:

(i)	Li Ka Shing (Global) Foundation: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;
(ii)	Winsave Resources Limited: PO Box 958, Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands; and
(iii)	Radiant Treasure Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share

(e)	CUSIP Number:

171077407

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 171077407	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	Winsave Resources directly owns 3,088,433 shares of common stock of the Issuer, which represents approximately 5.00% of the outstanding shares of common stock of the Issuer.

(ii)	Radiant Treasure directly owns 379,345 shares of common stock of the Issuer, which represents approximately 0.61% of the outstanding shares of common stock of the Issuer.

(iii)

Li Ka Shing (Global) Foundation (the “Foundation”) is the sole shareholder of Winsave Resources, and as such, the Foundation may also be deemed to beneficially own 3,088,433 shares of common stock, which represents approximately 5.00% of the outstanding shares of common stock of the Issuer.

The Foundation is also the sole shareholder of Radiant Treasure, and as such, the Foundation may also be deemed to beneficially own 379,345 shares of common stock of the Issuer, which represents approximately 0.61% of the outstanding shares of common stock of the Issuer.

Collectively, the Foundation may be deemed to beneficially own 3,467,778 shares of common stock of the Issuer, which represents approximately 5.61% of the outstanding shares of common stock of the Issuer.

The percent of class was calculated based on 61,787,728 shares of common stock of the Issuer (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 4, 2020).

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

Li Ka Shing (Global) Foundation	-0-	3,467,778	-0-	3,467,778
Winsave Resources Limited	-0-	3,088,433	-0-	3,088,433
Radiant Treasure Limited	-0-	379,345	-0-	379,345

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 61,787,728 shares of common stock of the Issuer (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 4, 2020).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 171077407	SCHEDULE 13G	Page 7 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 171077407	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

LI KA SHING (GLOBAL) FOUNDATION

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

WINSAVE RESOURCES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

RADIANT TREASURE LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director